UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2017

      STRATA OIL & GAS, INC.

(Registrant’s Name)

10010 - 98 Street
PO Box 7770
Peace River, AB
                    T8S 1T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Section 5 – Corporate Governance and Management

Item 5.02 Election of Directors

On June 16, 2017, Strata Oil & Gas Inc.'s Board of Directors appointed Mr. David Mahowich as a member of the Board of Directors. Mr. Mahowich has been appointed to serve as a Director until our next annual meeting of directors or until his earlier resignation or removal. There was no arrangement or understanding between Mr. Mahowich and any other person pursuant to which Mr. Mahowich was selected as a director. There is no disclosure required by Item 404(a) of Regulation S-K.

Set forth below is a brief description of the background and business experience of Mr. David Mahowich.

Mr. Mahowich has been involved in the oil and gas sector for three decades. His professional experience includes drilling and completion program management and operations, oilfield manufacturing, and business/asset development with a specific focus on heavy oil and bitumen plays. His areas of expertise include cold production wells (CHOPS), multilateral horizontal wells, and SAG-D, with specific experience in the planning and management of exploration programs and complex well designs in the Peace River oil sands region. Mr. Mahowich is currently the President of FlashPoint Resource Management, a consulting firm providing Drilling & Completions Project Management services to the Upstream Energy and Mining Sectors. Prior to this, Mr. Mahowich was Managing Director of World Wide Engineering, an Alberta-based engineering firm. From 2002 to 2009 Mr. Mahowich was VP and Co-Founder of an international manufacturing company that specialized in rig manufacturing, top drives, PDC bits and core systems. From 2003 to 2007 Mr. Mahowich was a Drilling Manager for Blackrock Ventures and Shell Canada with a focus on exploration, multilateral horizontal wells and SAG-D. Mr. Mahowich was also a Principal of a directional drilling company, an in-house Integrated Project Manager and a Drilling Manager for various majors.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas, Inc.

By:	/s/ Trevor Newton
Name: Title:	Trevor Newton President

Date:  June 22, 2017